April 2012 Pricing Sheet dated April 27, 2012 relating to Preliminary Terms No. 170 dated April 17, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Buffered PLUS Based on a Basket Consisting of an Index and Two Exchange-Traded Funds due May 2, 2014
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – APRIL 27, 2012
	Issuer:			Morgan Stanley
	Maturity date:			May 2, 2014
	Original issue price:			$10 per Buffered PLUS
	Stated principal amount:			$10 per Buffered PLUS
	Pricing date:			April 27, 2012
	Original issue date:			May 2, 2012 (3 business days after the pricing date)
	Aggregate principal amount:			$4,057,250
	Interest:			None
Basket:	Basket component		Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)		SPX	33.333%	1,403.36	0.002375228
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)		EFA	33.333%	$54.06	0.061659267
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)		EEM	33.333%	$42.31	0.078782794
We refer to the SPX Index as the underlying index, the EFA Shares and the EEM Shares, collectively, as the underlying shares and, together with the underlying index, as the basket components.
	Payment at maturity (per Buffered PLUS):			▪ If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 10% from the initial basket value: $10

▪  If the final basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 10% from the initial basket value: ($10 × the basket performance factor) + $1
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment due at maturity be less than $1 per Buffered PLUS.

	Leveraged upside payment:			$10 × leverage factor × basket percent increase
	Leverage factor:			200%
	Basket percent increase:			(final basket value – initial basket value) / initial basket value
	Basket performance factor:			final basket value / initial basket value
	Buffer amount:			10%
	Maximum payment at maturity:			$12.95 per Buffered PLUS (129.5% of the stated principal amount)
	Minimum payment at maturity:			$1 per Buffered PLUS (10% of the stated principal amount)
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

	Final basket value:			The basket closing value on the valuation date.
	Valuation date:			April 29, 2014, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of the underlying index, the index closing value as published by the index publisher.  In the case of each of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket—Multiplier” above.

	Adjustment factor:			1.0, subject to adjustment for certain events affecting the underlying shares.
	Listing:			The Buffered PLUS will not be listed on any securities exchange.
	CUSIP / ISIN:			61760T819 / US61760T8190
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

	Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
	Per Buffered PLUS	$10	$0.225	$9.775
	Total	$4,057,250	$91,288.13	$3,965,961.87
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 170 dated April 17, 2012
Product Supplement for PLUS dated November 21, 2011
 Index Supplement dated November 21, 2011      Prospectus dated November 21, 2011

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.